JET GOLD CORP

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED NOVEMBER 30, 2006

REPORT DATE

January 29, 2007

This Management Discussion and Analysis (the “MDA”) provides relevant information on the operations and financial condition of Jet Gold Corp. (the “Company”) for the period ended November 30, 2006. This MD&A has been prepared as of January 29, 2007.

The Company’s activities are primarily directed towards exploration and development of mineral properties. The realization of amounts shown for mineral claims and deferred costs are dependent upon the discovery of economical recoverable reserves and future profitable production, or proceeds from the deposition of these properties. The carrying values of mineral claims and deferred development do not necessarily reflect their present or future values.

The MD&A should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended August 31, 2006 herein that are prepared in accordance with Canadian generally accepted principles, all of which can be found on SEDAR at www.sedar.com.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated.  All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

The Company is a reporting issuer in each of the Provinces of British Columbia and Alberta.  Its head and principal office is located at 1102 – 475 Howe Street Vancouver, British Columbia, V6C 2B3.  It’s registered and records office is located at 1710 – 1177 Hastings Street, Vancouver, British Columbia, V6E 2L3.

OVERALL PERFORMANCE

In order to better understand Jet’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which have occurred to the date of this MD&A.

Set Ga Done Project, Shan State, Union of Myanmar

The Company entered into a Memorandum of Understanding (“MOU”) with Leeward Capital (“Leeward”) to participate in the acquisition, exploration and development of an exploration block consisting of 700 square km, located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company has expended an initial US$200,000 in acquisition and exploration costs and advanced US$50,000 as a refundable performance bank guarantee to the Government of Myanmar to earn its interest in the property with Leeward. Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar. The Government of Myanmar will hold a 25% carried working interest. The joint interest may be earned by expending approximately US$1,750,000 in exploration on the property over a three-year period and an additional US$1,000,000 on a feasibility study. The carried interest of the Government of Myanmar is 25% and the earned interest of Leeward is 37.5% and the Company is 37.5%.

Jet Gold MDA

November 30, 2006

Leeward received final approval on the concession agreement by the Government of Myanmar on December 10, 2003.

On July 18, 2006 the Company and its joint venture partner, Leeward Capital Corp., signed an agreement to option the Set Ga Done gold property to Quad Energy SA. The Company and Leeward currently hold a 75-per-cent interest in the property, with the government of Myanmar holding the remainder.

Under the terms of the agreement, Quad can earn up to 51 per cent of the joint venture interest in the property by spending $700,000 (U.S.) on exploration and development prior to January 7, 2008.

Quad Energy SA is a private venture capital company with interests in oil and gas and mining in Southeast Asia and maintains offices in Bangkok, Thailand, Ho Chi Minh City, Vietnam, and Calgary Alberta. Quad has an oil shale project in Myanmar and is expanding its interests to include gold mining projects in the country.

Most of the funds are anticipated to be spent on Diamond drilling.  The Company's interest would be reduced to 18.4% in the event all funds are spent.  The joint venture partnership would then be composed of the Company, Leeward and Quad.

As the Company is entering its exploration phase of the agreement it was required, as per terms of the agreement, to relinquish 50% of its area. The government of Myanmar has accepted the relinquishing report as submitted by the Company.

Exploration Program

The Company plans a two-phased exploration program. The initial phase consisted of 360m of diamond drilling utilizing a larger drill rig along with property scale exploration as well as follow up of the previously delineated Nga Mu Gyi gold zone and a number of other gold anomalies on the concession. The budget for the initial phase of exploration is $230,000 U.S. Contingent upon exploration success; an additional 4,000 meters of drilling are planned in the second phase of exploration. Estimated expenditures for phase two is $650,000 U.S. The estimated expenditures for phase three will be $870,000 U.S. Phase three will be carried out based on positive results from phase two and the Company feels that the expenditures are warranted.

An experienced Canadian geologist resident in Myanmar will supervise the drilling program.  Jet Gold has received a comprehensive 43-101 report on the property which is available on SEDAR and the company’s website (www.jetgoldcorp.com).

The Company and its joint venture partner, Leeward, have completed the importation of diamond drilling equipment into Myanmar and have been advised by Quad Energy SA, the operator, drilling operations are planned for January 2007, after the end of monsoon season and road construction is completed.

Exploration Results

Geological mapping was completed on the concession. The most significant result of this mapping was the identification of a northeast trending, folded and faulted Cretaceous limestone ridge. Prospecting this ridge identified the presence of brecciated limestone, argillaceous limestone and minor interbedded sandstone. Analyses of rock samples collected from Yanbo Ridge returned anomalous gold values in the range of 150 parts per billion to 1,850 ppb (1,000 ppb is equal to one gram per tonne). Heavy mineral samples collected from streams draining the

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November 30, 2006

flanks of the limestone ridge returned values ranging from 50 to 41,666 ppb gold. These gold values from heavy mineral samples should be considered only qualitative indications of the presence of gold. Some of these heavy mineral samples were taken from streams draining only the limestone area. However, other heavy mineral sample results may reflect remnants of tertiary gold-bearing gravel deposits preserved intermittently along some streams in the limestone area, as such these results are ambiguous as to the exact source of the gold. ICP testing of some rock samples from this area returned trace antimony values. Obviously, a great deal of exploration is required in this area.

Set Ga Done

The Set Ga Done gold zone is a near vertical fracture and fault system that extends a minimum of 700 metres on surface before disappearing beneath alluvial cover toward the northwest and the Yanbo Ridge. Previous diamond drilling was attempted on the property on several occasions using a lightweight drilling rig, which partially penetrated this zone, intersected 9.80 g/t over 4.77 metres before entering an open stope for 2.44 metres with some recovery of core after that that analyzed 8.48 g/t before the hole was abandoned. While these results cannot characterize the entire zone they were deemed encouraging.

The diamond drilling on the Set Ga Done gold zone undertaken this year succeeded in penetrating the entire mineralized section of this zone in Triassic volcanics only once in the five attempts to do so. In hole SG-1, 23.5 metres of mineralization from 97.4 to 117.0 metres were intersected. However, due to the extreme core loss in this interval the gold results obtained are not considered representative. The best core intersection recovered was from a 2.2-metre interval from 109.20 to 111.40 metres, which returned a gold value of 2,300 parts per billion. The true width of this zone is estimated at 15.5 metres. The remaining holes were not successful in penetrating the mineralized zone due to drilling problems in the highly fractured, sheared and altered nature of the host volcanic rock units. ICP assay results indicate that Set Ga Done gold zone is enriched in arsenic and antimony. The Set Ga Done gold zone may be a feeder system for the overlying Cretaceous carbonates.

During the current work season work preformed to date consisted of line cutting, soil sampling and leveling of grid lines. The work preformed was to determine if parallel gold veins occur nearby. Three lines were cut each two kilometers long and centered on the known zone. It was determined that there are no apparent new prospective gold zones in the Set Ga Done. The Set Ga Done still remains the most promising gold occurrence on the block. A camp has been constructed for the drill crew and wooden core boxes have been built.

Nga Mu Gyi

Soil sampling at the Nga Mu Gyi zone returned anomalous gold-in-soil values ranging from 145 to 700 ppb. Plotting of these results on a grid of the area indicates an extension of this zone for 175 metres. This zone remains open toward the east. Previous surface mining during the period 1987 to 1993 along 50 metres of this zone by artisanal miners reported occasional coarse visible gold from this zone.

During the current work season work preformed to date consisted of detailed soil sampling, mapping and trenching. A total of eight trenches were complete and was useful as a cost-effective method of evaluating the site. Vegetation was cleared form the former mining site and the location of all shafts and pits were mapped. Local residents who formerly worked at the site reported that the vein was very rich, but narrow (15cm or so) and the best gold was found at depth.

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November 30, 2006

Cretaceous sedimentary rocks

Prospecting and sampling continued in this area to determine if there is any indication of “Carlin-Type” gold mineralization.

Other areas

There is another target area indicated by heavy mineral and rock sampling in the northeast part of the concession. This anomaly occurs along the contact between granite and limestone. Initial prospecting in this area returned geochemically anomalous gold values from rock samples ranging from 250 to 650 ppb. Heavy mineral sample results from the area range from 950 ppb to 9,500 ppb. Follow-up exploration is required in this area.

Prospecting and geological mapping continued on other areas of the block. We have discovered a new zone between the Set Ga Dona and the Nga Mu Gyi. It appears to be as strongly mineralized as these zones.

Temporary fly camps were established in Tongyauk Chaung to investigate remote parts of the Cretaceous sediments; at Man Pan to cover the extreme NE corner and in Taungme area in the SE corner.

Atlin Property - Canada

During the year end 2006 the Company expended $83,325 and in the year ended 2005 the Company expended $20,694 for total expenditures of $104,019 on two claim groups in Northern British Columbia. The Boyer’s Creek claim is located NW of Dease Lake, B.C. and the Consolation Creek claim is located NE of Atlin B.C.

The Company’s work program consisted of following up on high gold geochemical stream gold anomalies sampled and reported on the regional survey done by the B.C. government.

The property is comprised of a block of 18 claims that cover the highest gold sample taken by the BC Geological Survey during its Atlin area Regional Geochemical stream silt Reconnaissance Survey. The sample was taken from the silts in Consolation Creek, which drains Surprise Mountain immediately northeast of the town of Atlin, B.C.

As part of the Agreement, the Company has also acquired two gold Placer Leases which overlie the hardrock claims. The area is highly prospective for placer gold as well. The valley has not been previously mined for placer gold on a large scale, probably due to the glacial cover that has numerous large boulders covering the underlying native streambed. The size of the boulders prevented early prospectors from accessing the underlying gravels. The Company expects that with the use of modern excavating equipment a placer mining operation is possible.

The company geological consultant, Alex Burton, P.Eng., has designed an exploration program for the summer and fall, 2006, which includes the trenching of the property to expose bedrock and any possible gold ore bearing systems.  This program will also test the placer gravels overlying the lode claims for gold content. During the month of August, 2006, the Company carried out exploration activities composed of sampling and trenching on the property.  A major part of the work was excavator trenching to sample the bedrock in the ancient stream bed. Because of limitations in time and equipment the goal was not attained.  Samples obtained during the program have been submitted for analysis and the Company awaits the results.

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November 30, 2006

Stewart Property – Texas

The Company has elected to participate in a 2 ½% working interest in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. The project is comprised of 544 acres of leases in an area of current production of natural gas.

The Stewart No. 1 has been plugged and was abandoned due to poor flow rates and accordingly, $26,042 in exploration costs has been written-off as of August 31, 2006. As of November 31, 2006 the carrying value was $8,295 which consists of $5,410 in acquisition costs and $2,885 in exploration costs.

The Company has received confirmation from its operator of record, Horizon Industries Ltd., as well as from the Authorization for Expenditure (AFE), to drill the Stewart No. 2 well in Goliad County, Texas. Horizon has finalized the drilling contract with Arrow Drilling, which propose to commence drilling operations within approximately 60 days.

The Stewart No. 2 well will be drilled to a total depth of 5,700 feet to test the next in a series of Middle Yegua 3-D seismic anomalies located on the Stewart leases. The amplitude in the Stewart No. 2 anomaly is stronger than that encountered in the Stewart No. 1 well, indicating higher porosity, inferring a greater resource.

Funk Property – Texas

The Company has elected to participate in a 5% working interest in a drilling program for natural gas in a prospect known as the Funk lease located in Goliad County, Texas. The project is comprised of two tracts of land comprising 240 acres and 160 acres in an area of current production of natural gas.

The Funk No. 1 well was drilled to a total depth of 2,530 feet; logs were completed indicating 15 feet of pay extending from a depth of 2,018 feet to 2,033 feet. Subsequently, side wall core analysis was completed which determined the zone to be gas-charged sands with no indication of water. On Aug. 22, 2006, a four-foot interval was perforated between 2,020 feet and 2,024 feet. The well came on immediately and unloaded all perforation fluids on an eight-64ths choke while flowing gas at a rate of 231,000 cubic feet per day and pressure of 650 pounds per square inch.

An independent four-point flow test has been completed by Fesco Petroleum Engineers. Shut-in pressure was 845 pounds per square inch. The flow test was conducted with stable wellhead pressure on choke sizes of eight-64ths, nine-64ths, 10/64ths and 12/64ths, producing dry gas at flow rates of 306,000 cubic feet, 344,000 cubic feet, 464,000 cubic feet and 611,000 cubic feet, respectively. There was no pressure drawdown while flowing at all choke settings. Completion operations are continuing and tie-in to sales is anticipated within approximately two weeks.

As part of the Funk acquisition the Company also obtained a 2.5% interest in two shut in gas wells on the lease.  These well have been tested and it is anticipated will be put back into service shortly.

Naskeena Coal Property –British Columbia

Jet Gold Corp. has acquired a large-scale coal property in Northern British Columbia which is 27 miles from the Terrace, B.C., railhead and about 100 miles from the Prince Rupert coal terminal.

The 45-square-kilometre (17-square-mile) parcel of claims, known as the Naskeena property, has been estimated to hold approximately 240 million tons of coal. The company will be producing a new report, with the potential reserves as 43-101 compliant.

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Despite its highly prospective nature, the property has never been exploited due to a mapping error. After an initial assessment in 1914, subsequent exploration errantly targeted ground to the west of the property resulting in only minor coal findings.

Over the past year, Jet Gold consultants more carefully researched old claims and identified the mapping error. They returned to the property as located on the original 1914 map and have confirmed the large-scale presence of coal.

According to the 1914 report by G.F. Monckton, the coal is high carbon content, with an average exceeding 75 per cent, with low ash and low sulphur content. The property stretches for 12 miles and is up to 2-1/2 miles wide. According to the initial report, much of the coal appears to sit close to the surface. Currently the property is bisected by a paved road, is 27 miles from the Terrace, B.C., railhead.  The Company has a copy of the rail line access survey and an "Interim environmental impact study CN-Meziadin project mile 0-75," dated November, 1973,  A high-tension power line bisects the property.

The property, subject of a 1914 report, by geologist G.F. Monckton, ME, described two samples of coal as containing:

              COAL SAMPLES

Moisture

sample

No. 1   2.0%

 Sample No. 2  4.0%

Volatile

combustible

matter

3.75%

4.7%

Fixed carbon

75.7%

78.75%

Ash

15.0%

15.0%

Sulphur

0.5%

0.6%.

Reports from the Companies consultants describe the area where coal would be mined as adjacent to, but clear of, the Big Cedar River. A mine would be located to prevent environmental risk to the Big Cedar River, its tributaries and adjacent wetlands. The Big Cedar/River is in its own well-defined channel. There is up to two kilometres of potential mine able ground for over 10 kilometres of length on essentially flat ground totally clear of the Big Cedar River. Coals seams are exposed on surface in numerous areas across the claims.

Management will be analyzing various uses for the coal reserve from PCI uses as coking coal, thermal generation and electrical utility plants, coal gasification, and also the possibility of coal bed methane. Worldwide, coal-fired electrical generators produce a substantial portion of all electricity -- more than 40 per cent, topping all other sources. Moreover, new clean-coal technologies are expected to come on stream, a future factor that may lead to higher demand.

Exploration Program

The First Phase of exploration is budgeted at $20,000 and is to consist of initial mapping and map preparation to determine where the work program will take place. This includes the acquisition of air reconnaissance and satellite photos and the review of Ministry of Mines Reports for the property and surrounding area.

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The Second and Third Phases budgeted at $40,000 and $100,000 respectively, will be initiated once results from Phase One have been obtained and analyzed.

The Second Phase is planned to consist of excavator trenching to expose the outcropping coal beds so that a drilling program can be laid out.

The Third Phase will consist of drilling to outline open pit mineable beds along with their thickness characteristics and potential open pit mining attributes.

With promising results, the option of further work and exploration will be carried out on the property during the 2007 season.

The 2006 program is presently underway and expected to yield drilling targets for the spring of 2007.

SELECTED ANNUAL INFORMATION

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principals and should be read in conjunction with the Company’s audited financial statements. The following table sets forth selected financial data for the Company for and as of the end of the last three completed financial years to the year ended August 31.

Financial Year Ended	2006	2005	2004
Total revenue	Nil	Nil	Nil
Gain (Loss) before extraordinary items	(359,187)	(317,155)	(466,899)
(Loss) income per share – basic and diluted	($0.02)	($0.02)	($0.04)
Net income (loss)	(359,187)	(317,155)	(466,899)
Net income (loss) per share – basic and diluted	($0.02)	($0.02)	($0.04)
Total assets	1,419,000	791,343	656,075
Total long term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Overview

For the year ended August 31, 2004 the Company acquired the Ward property ($10,000) and had expenditures of $23,805. Subsequent to year end the Company terminated its option on the property and wrote off the property in the amount of $33,805. The Company also terminated it option on the Spring Property and wrote of $47,495. The Company’s main exploration is on the Set Ga Don property and the Company expended $367,387. For greater detail please see the Companies Audited Financial Statements dated August 31, 2003 and 2004 filed on SEDAR.

For the year ended August 31, 2005 the Company had property expenditures of $73,251 on the Set Ga Don. The Company acquired the Winni property for $17,600 and had exploration expenditures of $18,937 and also terminating the option agreement and thus writing off $36,537. The Company also had an option to acquire the Atlin property and did preliminary exploration of $20,694. Subsequent to year end the Company exercised its option to acquire the property. The

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Company also acquired a 2 ½% interest in a gas well in Texas. For greater detail please see the Companies Audited Financial Statements dated August 31, 2004 and 2005 filed on SEDAR.

For the year ended August 31, 2006 the Company had property expenditures of $52,438 on the Set Ga Done and also optioned the property to Quad Energy SA in which Quad can earn up to 51%.The Company acquired the Atlin property and had expenditures of $83,325 and the Naskeena Coal property and had expenditures of $134,914.The Company also acquired a 5% interest in a gas well in Texas. For greater detail please see the Companies Audited Financial Statements dated August 2005 and 2006.

Results of Operation for the period ended November 30, 2006 and the year ended August 31, 2006

This review of operations should be read in conjunction with the Audited Financial Statements of the Company for the years ended August 31, 2006 and 2005

Quarter ended November 30, 2006 Financial Results

Overview

For the period ending November 30, 2006 the Company incurred a loss of $85,887 ($0.01 per share) compared to a loss of $97,254 ($0.01 per share) for the period ended November 30, 2005. The Company expects to continue losses for Fiscal 2006 as it develops its mineral properties.

Expenses

General and administration expenses totaled $89,897 for the period ended November 30, 2006 compared to $97,409 for the period ended November 30, 2005. Details of the four largest general and administration are as follows:

Stock based compensation of $16,499 (2005 - $42,892l) as a result of the Company issuing stock options under the option plan during the quarter.

Investor relations of $31,266 (2005 - $20,000) consisting of $10,000 (2005 – $15,000) as a result of the Company entering into an investor relations agreement which was terminated on October 31, 2006, $21,266 (2005 - $5,000) for web site enhancement, advertising in trade magazine and public relations.

Consulting fees of $12,000 (2005 - $12,000) consisted of management consulting to a officer and director of the Company as a result of the activities of the Company.

Insurance of $13,860 (2005 - $Nil) consists of Officers and Directors Liability insurance.

The Company expects to spend the same amount in the next quarter.

All other expenses are in the normal course of doing business.

2006Financial Results

Overview

For the year ending August 31, 2006 the Company incurred a loss of $359,187 ($0.02 per share) compared to a loss of $317,155 ($0.02 per share) for the year ended August 31, 2005. The increase was mainly as a result of an increase in investor relation and legal, auditing and

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accounting. The Company expects to continue losses for Fiscal 2007 as it develops its mineral properties.

Expenses

General and administration expenses totaled $336,655 for the year ended August 31, 2006 compared to $291,206 for the year ended August 31, 2005. Details of the four largest general and administration are as follows:

Stock based compensation of $73,265 (2005 - $105,062) as a result of the Company issuing stock options under the option plan during the year.

Investor relations of $99,678 (2005 - $49,098) as a result of the Company signing an investor relations agreement, web site development and mailings to investors.

Legal, audit and accounting of $37,739 (2005 - $14,333) consisting of $11,969 (2005 - $5,083) for legal as a result of additional property acquisition and private placements and $25,808 (2005 - $9,250) for auditing and accounting.

Administration of $48,000 (2005 - $48,000) consisted of management fees to a company controlled by an officer and director of the Company as a result of the activities of the Company. The Company expects to spend the same amount next year.

All other expenses are in the normal course of doing business.

Other

During the year ended August 31, 2006 the Company abandoned the Stewart #1 well and the exploration costs, in the amount of $26,042, have been written off, leaving a carrying value of $5,410 in acquisition costs for the prospect.

During the year ended August 31, 2005 the option on the Winni property was not exercised and the Company had a write off of $36,537.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited financial statements. The following is a summary of selected financial data for the Company for its eight completed financial quarters ending August 31, 2006. Each quarter of each financial year is shown on a quarterly basis.

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Quarter Ended Amounts in 000’s	Nov. 30, 2006	Aug. 31 2006	May 31, 2006	February 28, 2006	Nov. 30, 2005	August 31, 2005	May 31, 2005	February 28,2005
Revenue			-	-	-	-	-	-
Loss before extraordinary items	(85.9)	(79.6)	(136.9)	(45.4)	(97.3)	(35.2)	(53.2)	(115.0)
Loss per share –basic and diluted	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)
Net loss	(85.9)	(79.6)	(136.9)	(45.40	(97.3)	(35.2)	(53.2)	(115.0)
Net loss per share – basic and diluted	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)

During the quarters ending February 30, 2005 to August 31, 2006, the Company was consistent in its general and administration expenses. The increase in the net loss of the quarter ended February 28, 2005 was the result of the option issued during the period and option compensation expenses of $15,431 and write off of mineral properties in the amount of $36,537. The increase in the net loss of the quarter ending November 30, 2005 was the result $42,892 for option compensation expense for the quarter. The increase in the lose for the quartered ended May 31, 2006 was option compensation of $25,727 and investor relations of $43,772.The increase in the loss for the quarter ending August 31, 2006 was attributed to the write off of the Stewart #1 in the amount of $26,042. The Quarter ended November 30, 2006 was consistent with prior periods.

As the Company has not owned nor owns any revenue producing resource properties, no mining revenue has been recorded to date

LIQUIDITY AND CAPITAL RESOURCES

As of November 30, 2006 the Company has working capital of $395,286 (2005 - $346,568). This working capital amount does not include the advanced US$50,000 refundable performance bank guarantee to the government of Myanmar. The bank guarantee is included in Mineral Properties on the Company’s Balance Sheet.

The Company has limited financial resources and has financed its operations primarily through the sale of its common shares. For the foreseeable future, the Company will need to rely on the sale of such securities for sufficient working capital and to finance its mineral property acquisition and exploration activities, and /or enter into joint venture agreements with third parties. As the Company does not generate any revenue from operations, the long-term profitability of the Company will be directly related to the success of its mineral property acquisition and exploration activities.

The Company closed a private placement financing on January 9, 2007, 900,000 flow through units at a price of $0.15 for proceeds of $135,000 and 100,000 units at a price of $0.15 for proceeds of $15,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.25 for a period of two from date of closing of the private placement. The funds will be used for further development and drilling of the Naskeena Coal Project located in the Bowser Basin coal suite near Terrace in NE British Columbia.

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The Company has no long-term debt obligations.

SHARE CAPITAL

As of the date of this MD&A, the Company has 21,398,755 issued and outstanding common shares. The authorized share capital is unlimited no par value common shares.

	Shares	Amount
Balance, August 31, 2005	15,138,755	3,947,319
Issued for cash
Exercise of options	290,000	34,000
Exercise of warrants	595,000	71,400
Private placement	3,750,000	712,500
Issued for property	450,000	129,500
Share issue costs		(50,750)
Fair value of options exercised	-	32,335
	-
Balance, August 31, 2006	20,223,755	$4,876,304
Issued for cash
Private placement	1,000,000	150,000
Exercise of options	50,000	5,000
Exercise of warrants	125,000	15,000
Fair value of options exercised	-	4,646
Balance , January 29, 2007	21,398,755	$5,050,950

As of the date of this MD&A the Company had the following incentive stock options outstanding:

Expiry Date	Exercise Price	Outstanding August 31, 2006	Granted	Exercised	Expired/ Cancelled	Outstanding January 29, 2007

April 13, 2008(*)	$ 0.25	225,000				225,000
October 27, 2008	$ 0.15	300,000				300,000
September 29, 2009	$ 0.20	200,000				200,000
December 31, 2009	$ 0.20	75,000				75,000
September 1, 2010	$ 0.10	460,000		50,000		410,000
March 6, 2011	$ 0.13	100,000				100,000
March 9, 2011	$ 0.13	75,000				75,000
October 30, 20	$0.17	-	100,000			100,000

		1,435,000	100,000	50,000		1,485,000

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*The Company paid a finders fee on a private placement that closed on April 13, 2006.The Company issued 225,000 agent options exercisable at $0.25 for two years from closing into units, comprising one share and one warrant exercisable at $0.35 for two years from closing.

As of the date of this MD&A the Company had the following share purchase warrants, enabling the holder to acquire further common shares as follows:

Expiry Date	Exercise Price	Outstanding August 31, 2006	Issued	Exercised	Expired	Outstanding January 29, 2007

December 20, 2006	$ 0.25	1,650,000	-	-	1,650,000	-
December 20, 2006	$ 0.25	850,000	-	-	850,000	-
October 28, 2006/2007	$ 0.12/ $ 0.15	905,000	-	125,000	-	780,000
April 13, 2008	$ 0.35	2,250,000	-	-	-	2,250,000
January 9, 2009	$ 0.25	-	1,000,000	-	-	1,000,000

		5,655,000	1,000,000	125,000	2,500,000	4,030,000

RELATED PARTY TRANSACTIONS

During the period ended November 30, 2006 and 2005 the Company entered into the following transactions with related parties.

Expenditure	November 30, 2006	November 30, 2005

Office and administrative services	$16,500	15,000
Office lease	1,500	2,059

Office and administrative services contracts entered into between Robert Card, President and Blaine Bailey, CFO were entered into in the normal course of business. Office rent was paid to a company controlled by the President of the Company

INVESTOR RELATIONS

The Company had entered into an investor relation’s agreement with Syndicated Capital Corp. (“Syndicated”) of Vancouver. A. Salman Jamal (“Jamal”) is the principal of Syndicated and the contract is on a month to month basis at a fee of $5,000 per month. Jamal was granted 200,000 incentive stock options at an exercise price of 10 cents, exercisable on or before September 1 2010 with vesting of the initial 25 per cent of the options on December 1, 2005 and a further 25 per cent of the options each three – months thereafter. The Company terminated the investor relations agreement with Jamal on October 31, 2006.

APPROVAL

The Board of Directors of Jet Gold Corp. has approved the disclosures in this MD&A.

FORWARD LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and belief, and are subject to risk, uncertainties, and other factors of which many are

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beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

RISKS AND UNCERTAINTIES

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

One of the Company’s mineral properties is located in Myanmar. As a portion of the Company’s business is carried on in a foreign country it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labor unrest. Myanmar’s status as a developing country may make it more difficult for the Company to obtain any required exploration financing for this project.

Changes, if any, in mining or investment policies or shifts in political attitude in Myanmar may adversely affect the Company’s operations in these countries. Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalization, land use and land claims of local people.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund the Company’s exploration program. The sources of funds available to the Company are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of the Company’s mineral exploration may not result in any discoveries of commercial bodies of mineralization. If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

Jet Gold MDA

November 30, 2006

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties in which it previously had no interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liabilities to the Company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, short term investments, prepaid expenses and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Additional information on the Company available through the following source: www.sedar.com.

Jet Gold MDA

November 30, 2006